TMSSequoia [Logo]
The Imaging Solutions Company


October 29, 2004




Ms. Barbara C. Jacobs
Assistant Director
Securities Exchange Commission
Washington, DC  20549

Re:  TMS, Inc.
         Supplemental material received on October 11, 2004
         PREM14A
         File No. 33-22780

Dear Ms. Jacobs:

This letter is in response to your comment letter of October 28, 2004 with respect to the above Proxy Statement and your request for a statement by the Company about the accuracy and adequacy of the disclosures that we have made in the Proxy Statement.

The Company and its management hereby acknowledge the following:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very Truly Yours,


DEBORAH D. MOSIER
Deborah D. Mosier
President, Chief Financial Officer and Director














TMSSequoia Corporate Headquarters
206 West Sixth Avenue, Stillwater, OK 74074-4017

800-944-7654, 405-377-0880, 405-742-1707

www.tmssequoia.com